1 International Game Technology PLC 2021 Third Quarter Results Period ended September 30, 2021 November 9, 2021

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the uncertainty of the duration, extent and effects of the COVID-19 pandemic and the response to governments, including government-mandated property closures and travel restrictions, and other third parties on the Company's business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward- looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this release are prepared under U.S. GAAP, unless otherwise noted. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Adjusted EBITDA – discontinued operations represents income from discontinued operations (a GAAP measure) before income taxes, interest expense, depreciation and amortization, and gain on sale of discontinued operations. Adjusted EBITDA – combined represents Total Adjusted EBITDA plus EBITDA – discontinued operations. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash and equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Prior to the disposal of the Italian B2C gaming businesses in the second quarter of 2021, management calculated the Net debt leverage ratio as the ratio of Net debt as of a particular balance sheet date to the LTM of Adjusted EBITDA – combined prior to such date. Management believes that Net debt leverage is a useful measure to assess our financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. 2

3 Business Update

4 Double-Digit Revenue Growth Drives Substantial Profit Improvement Q3’21 revenue up 21%, operating income more than doubled from prior- year period, profit margins remain near record levels ◦ Robust Lottery same-store sales demonstrate improvement in business growth profile ◦ Global Gaming recovery accentuated by stronger margin structure of business ◦ New Digital & Betting disclosure and industry-leading talent underscore escalated focus on this fast-emerging business Completed $200M OPtiMa cost savings targeted for 2021 Net debt leverage(1) improves to 3.8x, the lowest level in IGT PLC's history Reinstatement of quarterly cash dividend reflects substantial improvement in profits and leverage profile, confidence in long-term outlook Digital & Betting revenue up 37% +9% Lottery SSS Growth; +19% vs. Q3’19 55% increase in machine units sold $407M in Adjusted EBITDA(2) (41% margin(3)) All amounts presented represent continuing operations (1) Non-GAAP measure; see disclaimer on page 2 (2) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details (3) Margin defined as Adjusted EBITDA divided by revenue

Impressive Global Lottery Momentum Continues

9% SSS growth; up 19% over Q3'19

- 8% growth in North America & Rest of World; up 21% vs. Q3'19
- 16% increase in Italy; up 12% vs. Q3'19
- iLottery SSS up over 50%, more than 3x Q3'19 levels

Recent contract wins:

- 10-year facility management contract from Connecticut Lottery Corporation, displacing an incumbent
- 7-year contract from FDJ, upgrading to advanced Aurora central system with omnichannel capabilities
- Secured new, multi-year instant ticket services contract with WestLotto, Germany's largest lottery

Deployed first cloud-based eInstants platform in Georgia; rolling out to additional customers over next several months

IGT's Mobile Lottery Solution Won "Lottery Product of the Year" at 2021 International Gaming Awards

CT Lottery

FDJ



5€
MEGA VIELE 500€-GEWINNE
FETTE 500
IHRE GEWINNZAHLEN
GEWINN
WEST LOTTO



5€
CASH BOOM BANG
100.000€ SPITZENGEWINN
MIT GEWINN-VERDOPPLER
GEWINN
WEST LOTTO

THE INTERNATIONAL GAMING AWARDS WINNER 2021

IGT

5

Global Gaming Recovery Progressing Nicely

Sequential improvement in KPIs vs. Q2'21

- Global yields up 8%
- Global installed base increased ~500 units
- ASPs rose 5%

Excellent progress with multi-level progressive games

- *Wheel of Fortune® Cash Link*
- *Ying Cai Shen*
- *Dragon Lights*

Peak series cabinets driving machine unit demand

Substantial improvement in profit margin structure; Q3'21 Operating Income margin up more than 1,000 basis points sequentially


Stinkin' Rich
$2,000.00
Stinkin' Rich
DRAGON LIGHTS
$10,000.00
MEGA
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MINI

IGT

6

G2E Highlights: “It’s Game Time!” 7 Peak65™ DiamondRS™

Digital & Betting Rapidly Gaining Scale & Recognition

New, standalone Digital & Betting segment enables better appreciation of scale and leadership

- Revenue up 37% in Q3’21, up 52% YTD
- 23% operating income margin and 32% Adjusted EBITDA margin[(1)(2)] YTD

iGaming highlights

- 50% Y/Y GGR growth in Q3’21 period
- Success with new titles: *Fortune Coin*, *Wheel of Fortune Triple Extreme Spin*, *Cash Eruption* (digitally native)
- Content distribution agreement with Yggdrasil Gaming
- Gil Rotem appointed President of iGaming

Sports Betting Highlights:

- Joe Asher appointed President of Sports Betting
- Several turnkey solutions announced including full retail and mobile services for Angel Of The Winds Casino Resort, Oneida Casino, and Snoqualmie Casino
- New hardware well-received at G2E; CrystalFlex won top prize in "Best Consumer-Service Technology" category of the 2021 GGB Gaming & Technology Awards


5000.00
500.00
1250.00
250.00
3300.00


SCARAB



CrystalFlex™

IGT

[(1)] *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details*
[(2)] *Margin defined as Adjusted EBITDA divided by revenue*

8

Well-Positioned to Create Value for All Stakeholders 9 Raising 2021 outlook on strength of year-to-date results; outlook improved on several important measures: ◦ Revenue ◦ Operating income and Adjusted EBITDA(1) margins ◦ Cash flow ◦ Leverage Compelling growth outlook across all business segments Progress reflects the incredible dedication of the IGT team and commitment to our core values ◦ Providing special bonus to employees not covered by existing incentive compensation plans who were impacted by furloughs and salary reductions in 2020 ◦ ESG efforts recognized with reduced interest rate on term loan facilities Reinstatement of quarterly cash dividend signals high confidence in business outlook and provides an important vehicle to reward shareholders (1) Non-GAAP measure; see disclaimer on page 2 for further details

10 Financial Results

11 Quarter Ended Year-To-Date September 30, % September 30, % 2021 2020 Change 2021 2020 Change GAAP Financials Revenue 984 816 21% 3,039 2,230 36% Operating income (loss) 212 87 144% 716 (204) NA Operating income margin 22% 11% 24% (9)% Net income (loss) 101 (129) NA 200 (644) NA Net income (loss) attributable to IGT PLC per common share - diluted $0.31 $(0.75) NA $0.22 $(3.34) NA Net cash provided by operating activities 113 191 (41)% 613 344 78% Non-GAAP Financial Measures Adjusted EBITDA(1) 407 287 42% 1,299 713 82% Adjusted EBITDA(1) margin 41% 35% 43% 32% Free cash flow(1) 66 126 (48)% 445 139 220% Significant Profit Growth in QTD and YTD Periods $ in millions, all amounts from continuing operations (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

87 212 Q3'20 Q3'21 287 407 Q3'20 Q3'21 12 $ in millions; EUR/USD FX daily average: 1.18 in Q3'21, 1.17 in Q3'20, 1.20 YTD Q3'21, 1.12 YTD Q3'20, 1.12 YTD Q3'19; all amounts presented reflect continuing operations (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Revenue Adjusted EBITDA(1)Operating Income Achieved $200M+ OPtiMa Cost Savings; YTD Results Exceed 2019 Levels 816 984 Q3'20 Q3'21 21% 42% 144% QTD YTD Revenue Operating Income Adjusted EBITDA(1) 2,988 2,230 3,039 YTD Q3'19 YTD Q3'20 YTD Q3'21 438 (204) 716 YTD Q3'19 YTD Q3'20 YTD Q3'21 1,089 713 1,299 YTD Q3'19 YTD Q3'20 YTD Q3'21 2% 64% 19%

Sustained Momentum Propels Strong Global Lottery Results



Revenue
Operating Income Margin
570
34%
65
3
14
652
-1
652
36%
Q3'20
Lottery Service
Other Service
Product Sales
Excluding FX
FX
Q3'21

	Q3'21	Q3'20	Y/Y % change as reported	Y/Y % change at constant FX
Revenue	652	570	14%	15%
Operating income	234	196	19%	20%
Adjusted EBITDA[2]	347	309	12%	13%

Global SSS growth	Y/Y % change at constant FX
Instants & Draw Games	7.1%
Multi-jurisdiction jackpots	42.2%
Total	**9.3%**

North America & Rest of world SSS growth	Y/Y % change at constant FX
Instants & Draw Games	4.6%
Multi-jurisdiction jackpots	42.2%
Total	**7.5%**

Italy SSS growth	Y/Y % change at constant FX
Instants & Draw Games	**16.3%**

Player demand drives higher lottery service; Y/Y solid same-store sales growth across geographies and games

Product sales up on increase in instant ticket sales

Profit and related margins among the strongest in segment history

- High flow-through of SSS growth and positive geographic mix
- Disciplined cost management

53% Adjusted EBITDA margin[3]; among highest quarterly level in segment history

$ in millions; all amounts presented reflect continuing operations except where noted otherwise
[1] As previously disclosed, does not reflect impact of discontinued operations
[2] Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details
[3] Margin defined as Adjusted EBITDA divided by revenue

IGT

13

Global Gaming Achieved Highest Quarterly Revenue and Profit Levels in Seven Quarters

Revenue



Operating Income Margin
216
-26%
35
4
31
2
288
1
289
11%
Q3'20
Terminal Service
Other Service
Terminal Product Sales
Other Product Sales
Excluding FX
FX
Q3'21

Results from continuing operations	Q3'21	Q3'20	Y/Y % change as reported	Y/Y % change at constant FX	Q2'21	Sequential % change as reported
Revenue	289	216	34%	34%	274	6%
Operating income (loss)	31	(56)	NA	NA	1	NM
Adjusted EBITDA[(1)]	64	(18)	NA	NA	35	80%

Installed Base (units)	Q3'21	Q3'20	Q2'21
US & Canada	34,347	34,584	33,820
Rest of world	15,231	14,798	15,280
Total	**49,578**	**49,382**	**49,100**
Yields[(2)]	**$29.67**	**$19.88**	**$27.49**

Machine Units Sold	Q3'21	Q3'20	Q2'21
New & expansion	1,009	818	1,167
Replacement	4,692	2,853	5,168
Total	**5,701**	**3,671**	**6,335**
Average selling price	**$14,100**	**$13,300**	**$13,400**

Terminal service revenue up 44% on increase in active units and yields

Product sales increase driven by higher number of machine units sold and ASPs

Profitability measures significantly higher as revenue growth propels substantial operating leverage

Continued sequential growth in revenue, profit, and margins vs. Q2'21

$ in millions, except where noted otherwise; all amounts presented reflect continuing operations
(1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details
(2) Excludes L/T lease units treated as sales-type leases; comparability on a Y/Y basis hindered due to fewer active units

IGT

14

New Digital & Betting Segment Shines Spotlight on Profitable, High-Growth Business 15 Revenue up double-digits across businesses ◦ iGaming growth primarily driven by new markets ◦ Sports Betting driven by both existing and new customers Profitability measures significantly higher ◦ High flow-through of revenue growth ◦ Gross profit and operating income margin expansion despite investing to support growth ◦ Solid profit contribution from emerging business $ in millions, except where noted otherwise; all amounts presented reflect continuing operations (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Revenue 31 11 42 1 43 Q3'20 Service Excluding FX FX Q3'21 Results from continuing operations Q3'21 Q3'20 Y/Y % change as reported Y/Y % change at constant FX Revenue 43 31 37% 35% Operating income (loss) 12 6 100% 90% Adjusted EBITDA(1) 15 9 66% 59% Operating Income Margin 20% 29%

Net Debt Leverage Improves to 3.8x, Below 4.0x Target



Cash Flow
QTD
113
(47)
66
Cash from Operations
CapEx
Free Cash Flow(1)
YTD
613
(168)
445
Cash from Operations
CapEx
Free Cash Flow(1)



Net Debt
Net debt leverage(2)
7,319
6.4x
Q4'20
6,109
3.8x
Q3'21

Generated $613M in cash from operating activities and $445M in free cash flow YTD, up 78% and 220%, respectively, over prior-year period

Net debt lower by over $1.2B YTD, as reported, $1.0B excluding foreign currency impact

- Strong YTD financial results including solid cash flow generation; 47% cash conversion rate(3)
- ~$900M in net cash proceeds from sale of Italy gaming businesses including €100M installment received during Q3'21, ahead of December 2021 due date

$0.20 per common share quarterly cash dividend to be paid in Q4'21

$ in millions, except where noted otherwise; all amounts presented represent continuing operations
(1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details
(2) Non-GAAP measure; see disclaimer on page 2 for further details; Q4'20 calculation predates Italy asset sales therefore based on LTM Adjusted EBITDA - Combined
(3) Cash conversion defined as Cash from Operations divided by Adjusted EBITDA

IGT 16

Credit Profile Features Ample Liquidity, No Significant Debt Maturities Until 2024 17 $ in millions, except where noted otherwise Total liquidity of $2.2B at quarter end; $435M in unrestricted cash and $1.8B in additional borrowing capacity; revolving credit facilities fully repaid on September 28, 2021 Successfully amended and extended term loan facility ◦ Enhancing credit profile, generating additional liquidity, and extending debt maturities ◦ Added ESG margin adjustment, highlighting commitment to sustainability; achieved higher ESG rating during Q3, lowering borrowing costs

Resilience of Business on Display in 2021; YTD Revenue and Profit Above 2019 Levels ____________________________ 18 Outstanding Global Lottery performance drives record results; continued Global Gaming recovery contributes higher revenue, profit, and margins; high-growth Digital & Betting delivers solid financial results Achieved 2021 goal of delivering $200M+ in OPtiMa structural cost savings, ahead of schedule Generated $600M+ in cash from operating activities and ~$450M in free cash flow(1) Improved net debt leverage(2) to 3.8x, below 4.0x target; $1.2B reduction in net debt Reinstated $0.20 per common share quarterly cash dividend (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details (2) Non-GAAP measure; see disclaimer on page 2

Revenue of ~$4.1B Updating operating income to ~$900M; previously ~$800M Depreciation and amortization of ~$700M - $725M Cash from operations of ~$850M - $900M CapEx below $300M Net debt leverage expected to stay below 4.0x 19 Raising Full-Year 2021 Outlook (Continuing Operations) Does not factor in impact from any additional COVID-19 restrictions

20 Q&A

21 Appendix

Q3'21 Select Performance and KPI Data

GLOBAL LOTTERY	Q3'21	Q3'20	Y/Y Change (%)	Constant Currency Change (%) [1]	Q2'21	Sequential Change as Reported (%)
Revenue						
Service						
Operating and facilities management contracts	590	525	12%	12%	675	(13)%
Upfront license fee amortization	(51)	(52)	1%	—%	(53)	2%
Operating and facilities management contracts, net	539	474	14%	14%	623	(13)%
Other	78	76	4%	5%	79	(1)%
Total service revenue	**617**	**549**	**12%**	**13%**	**702**	**(12)%**
Product sales	**35**	**20**	**71%**	**70%**	**23**	**51%**
Total revenue	**652**	**570**	**14%**	**15%**	**725**	**(10)%**
Operating income	**234**	**196**	**19%**	**20%**	**300**	**(22)%**
Adjusted EBITDA[1]	**347**	**309**	**12%**	**13%**	**414**	**(16)%**

	Q3'21 Constant Currency Change (%) [1]	Q3'20 Constant Currency Change (%) [1]	Q2'21 Constant Currency Change (%) [1]
Global same-store sales growth (%)			
Instant ticket & draw games	7.1%	10.6%	34.9%
Multi-jurisdiction jackpots	42.2%	(14.3)%	28.8%
Total	**9.3%**	**8.7%**	**34.5%**
North America & Rest of world same-store sales growth (%)			
Instant ticket & draw games	4.6%	15.0%	20.5%
Multi-jurisdiction jackpots	42.2%	(14.3)%	28.8%
Total	**7.5%**	**12.1%**	**21.1%**
Italy same-store sales growth (%)			
Instant ticket & draw games	**16.3%**	**(3.5)%**	**115.2%**

$ in millions except otherwise noted

[1] Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

IGT

22

$ in millions except otherwise noted (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details (2) Excluded from yield calculations due to treatment as sales-type leases Q3'21 Select Performance and KPI Data 23 GLOBAL GAMING Q3'21 Q3'20 Y/Y Change (%) Constant Currency Change (%) (1) Q2'21 Sequential Change as Reported (%) Revenue Service Terminal 116 81 44% 43% 108 8% Systems, software, and other 56 51 8% 8% 48 16% Total service revenue 172 133 30% 30% 156 10% Product sales Terminal 81 49 64% 63% 86 (6)% Other 36 34 7% 6% 31 14% Total product sales revenue 117 83 41% 40% 118 (1)% Total revenue 289 216 34% 34% 274 6% Operating income (loss) 31 (56) NA NA 1 NM Adjusted EBITDA(1) 64 (18) NA NA 35 80% Installed base units Casino 48,434 48,280 —% 47,964 Casino - L/T lease (2) 1,144 1,102 4% 1,136 Total installed base units 49,578 49,382 —% 49,100 Installed base units (by geography) US & Canada 34,347 34,584 (1)% 33,820 Rest of world 15,231 14,798 3% 15,280 Total installed base units 49,578 49,382 —% 49,100

$ in millions except otherwise noted (1) Excludes Casino L/T lease units due to treatment as sales-type leases; comparability on a Y/Y basis hindered due to fewer active units Q3'21 Select Performance and KPI Data 24 GLOBAL GAMING (Continued) Q3'21 Q3'20 Y/Y Change (%) Q2'21 Yields (by geography)(1), in absolute $ US & Canada $40.79 $26.79 52% $38.41 Rest of world $5.64 $4.31 31% $4.03 Total yields $29.67 $19.88 49% $27.49 Global machine units sold New/expansion 1,009 818 23% 1,167 Replacement 4,692 2,853 64% 5,168 Total machine units sold 5,701 3,671 55% 6,335 US & Canada machine units sold New/expansion 524 667 (21)% 643 Replacement 3,451 2,007 72% 3,485 Total machine units sold 3,975 2,674 49% 4,128 Rest of world machine units sold New/expansion 485 151 221% 524 Replacement 1,241 846 47% 1,683 Total machine units sold 1,726 997 73% 2,207 Average Selling Price (ASP), in absolute $ US & Canada $13,900 $13,800 1% $13,900 Rest of world $14,400 $12,100 19% $12,700 Total ASP $14,100 $13,300 6% $13,400 Gaming Systems Revenue 38 31 22% 39

$ in millions except otherwise noted (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Q3'21 Select Performance and KPI Data 25 DIGITAL & BETTING Q3'21 Q3'20 Y/Y Change (%) Constant Currency Change (%) (1) Q2'21 Sequential Change as Reported (%) Revenue Service 43 31 39% 36% 43 —% Product sales — — (66)% (66)% (0) NA Total revenue 43 31 37% 35% 42 2% Operating income 12 6 100% 90% 9 35% Adjusted EBITDA(1) 15 9 66% 59% 13 18% CONSOLIDATED Revenue (by geography) US & Canada 556 443 26% 25% 561 (1)% Italy 294 248 18% 19% 353 (17)% Rest of world 134 125 7% 6% 127 5% Total revenue 984 816 21% 20% 1,041 (5)%

$ in millions except per share amounts Q3'21 Summarized Income Statement 26 Q3'21 Q3'20 Y/Y Change (%) Service revenue 832 713 17% Product sales 152 104 46% Total revenue 984 816 21% Total operating expenses 772 730 6% Operating income 212 87 144% Interest expense, net 79 101 Foreign exchange (gain) loss, net (6) 149 Other expense, net 1 6 Total non-operating expenses 74 256 Income (loss) from continuing operations before provision for (benefit from) income taxes 138 (170) Provision for (benefit from) income taxes 37 (41) Income (loss) from continuing operations 101 (129) Income from discontinued operations, net of tax — 26 Net income (loss) 101 (102) Net income (loss) attributable to IGT PLC per common share - basic $0.32 $(0.62)

Summarized Cash Flow Statement 27 For the three months ended For the nine months ended September 30, September 30, 2021 2020 2021 2020 Net Cash Flows Provided by Operating Activities 113 191 613 344 CapEx (47) (65) (168) (204) Free Cash Flow(1) 66 126 445 139 Cash Flow Provided by Discontinued Operations 118 94 821 245 Debt (Repayment)/Proceeds, Net (318) (662) (1,472) (71) Other - Net (90) 14 (316) (114) Other Investing/Financing Activities (290) (554) (967) 60 Net Cash Flow (225) (428) (522) 200 Effect of Exchange Rates/Other (6) 38 (19) 46 Net Change in Cash and Restricted Cash (231) (390) (541) 245 $ in millions; all amounts presented reflect continuing operations unless otherwise noted (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

YTD Segment-Level Results and KPI Data

Revenue

Global Lottery



1,534
506
16
5
2,061
64
2,125
YTD Q3'20
Lottery Service
Other Service
Product Sales
Excluding FX
FX
YTD Q3'21

	YTD Q3'21	YTD Q3'20	Y/Y % change as reported	Y/Y % change at constant FX
Revenue	2,125	1,534	39%	34%
Operating income	871	447	95%	87%
Adjusted EBITDA[(1)]	1,209	773	56%	50%

Global SSS growth	Y/Y % change at constant FX
Instants & Draw Games	22.4%
Multi-jurisdiction jackpots	56.9%
Total	**24.7%**

North America & Rest of world SSS growth	Y/Y % change at constant FX
Instants & Draw Games	15.0%
Multi-jurisdiction jackpots	56.9%
Total	**18.5%**

Italy SSS growth	Y/Y % change at constant FX
Instants & Draw Games	**53.3%**

Global Gaming



615
100
14
78
(26)
781
10
791
YTD Q3'20
Terminal Service
Other Service
Terminal Product Sales
Other Product Sales
Excluding FX
FX
YTD Q3'21

Results from continuing operations	YTD Q3'21	YTD Q3'20	Y/Y % change as reported	Y/Y % change at constant FX
Revenue	791	615	29%	27%
Operating income (loss)	7	(170)	N/A	N/A
Adjusted EBITDA[(1)]	107	(28)	N/A	N/A

Installed Base (units)	YTD Q3'21	YTD Q3'20
US & Canada	34,347	34,584
Rest of world	15,231	14,798
Total	**49,578**	**49,382**
Yields[(2)]	**$26.72**	**$17.33**

Machine Units Sold	YTD Q3'21	YTD Q3'20
New & expansion	3,060	2,380
Replacement	13,381	7,954
Total	**16,441**	**10,334**
Average selling price	**$13,800**	**$13,900**

Digital & Betting



81
37
118
5
123
YTD Q3'20
Service
Excluding FX
FX
YTD Q3'21

Results from continuing operations	YTD Q3'21	YTD Q3'20	Y/Y % change as reported	Y/Y % change at constant FX
Revenue	123	81	52%	46%
Operating income	28	3	N/M	N/M
Adjusted EBITDA[(1)]	39	14	176%	163%

$ in millions; all amounts presented reflect continuing operations except where noted otherwise
[(1)] Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details
[(2)] Excludes L/T lease units treated as sales-type leases; comparability on a Y/Y basis hindered due to fewer active units

IGT

28

29 For the three months ended September 30, 2021 Global Lottery Global Gaming Digital & Betting Business Segment Total Corporate and Other Total IGT PLC Income from continuing operations 101 Provision for income taxes 37 Interest expense, net 79 Foreign exchange gain, net (6) Other non-operating expense, net 1 Operating income (loss) 234 31 12 278 (66) 212 Depreciation 48 29 4 81 — 81 Amortization - service revenue (1) 54 — — 54 — 54 Amortization - non-purchase accounting 8 1 — 10 1 11 Amortization - purchase accounting — — — — 40 40 Restructuring — — (1) (1) — (1) Stock-based compensation 3 2 — 5 6 11 Other (2) — — — — — Adjusted EBITDA 347 64 15 426 (19) 407 Cash flows from operating activities - continuing operations 113 Capital expenditures (47) Free Cash Flow 66 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees (2) Primarily includes transaction-related costs Reconciliations of Non-GAAP Measures - Q3'21

30 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees (2) Primarily includes transaction-related costs For the three months ended September 30, 2020 Global Lottery Global Gaming Digital & Betting Business Segment Total Corporate and Other Total IGT PLC Loss from continuing operations (129) Benefit from income taxes (41) Interest expense, net 101 Foreign exchange loss, net 149 Other non-operating expense, net 6 Operating income (loss) 196 (56) 6 146 (59) 87 Depreciation 51 36 4 91 — 91 Amortization - service revenue (1) 54 — — 54 — 54 Amortization - non-purchase accounting 8 2 — 10 1 11 Amortization - purchase accounting — — — — 42 42 Stock-based compensation — — — — 1 1 Other (2) — — — 1 1 Adjusted EBITDA 309 (18) 9 301 (13) 287 Income from discontinued operations 26 Provision for income taxes 14 Interest expense, net — Depreciation 11 Amortization 13 Adjusted EBITDA - discontinued operations 65 Adjusted EBITDA - combined 352 Cash flows from operating activities - continuing operations 191 Capital expenditures (65) Free Cash Flow 126 Reconciliations of Non-GAAP Measures - Q3'20

Reconciliations of Non-GAAP Measures - YTD Q3'21 31 For the nine months ended September 30, 2021 Global Lottery Global Gaming Digital & Betting Business Segment Total Corporate and Other Total IGT PLC Income from continuing operations 200 Provision for income taxes 217 Interest expense, net 264 Foreign exchange gain, net (62) Other non-operating expense, net 96 Operating income (loss) 871 7 28 906 (190) 716 Depreciation 144 92 11 247 (1) 246 Amortization - service revenue (1) 164 — — 164 — 164 Amortization - non-purchase accounting 25 4 — 29 3 32 Amortization - purchase accounting — — — — 118 118 Restructuring (1) — (1) (1) — (1) Stock-based compensation 5 4 — 10 12 22 Other (2) — — — — 1 1 Adjusted EBITDA 1,209 107 39 1,355 (57) 1,299 Income from discontinued operations 415 Gain on sale of discontinued operations (396) Provision for income taxes 4 Interest expense, net — Depreciation — Amortization — Adjusted EBITDA - discontinued operations 23 Adjusted EBITDA - combined 1,322 Cash flows from operating activities - continuing operations 613 Capital expenditures (168) Free Cash Flow 445 $ in millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees (2) Primarily includes transaction-related costs

Reconciliations of Non-GAAP Measures - YTD Q3'20

	For the nine months ended September 30, 2020					
	Global Lottery	Global Gaming	Digital & Betting	Business Segment Total	Corporate and Other	Total IGT PLC
Loss from continuing operations						(644)
Benefit from income taxes						(45)
Interest expense, net						297
Foreign exchange loss, net						153
Other non-operating expense, net						34
Operating income (loss)	447	(170)	3	280	(484)	(204)
Goodwill impairment	—	—	—	—	296	296
Depreciation	147	106	11	264	1	265
Amortization - service revenue [1]	156	—	—	156	—	156
Amortization - non-purchase accounting	22	5	—	27	2	30
Amortization - purchase accounting	—	—	—	—	131	131
Restructuring	5	34	1	41	6	47
Stock-based compensation	(4)	(5)	—	(9)	(2)	(11)
Other [2]	—	—	—	—	3	3
Adjusted EBITDA	**773**	**(28)**	**14**	**759**	**(47)**	**713**
Income from discontinued operations						25
Provision for income taxes						10
Interest expense, net						—
Depreciation						36
Amortization						41
Adjusted EBITDA - discontinued operations						**112**
Adjusted EBITDA - combined						**825**
Cash flows from operating activities - continuing operations						344
Capital expenditures						(204)
Free Cash Flow						**139**

$ in millions; all amounts presented reflect continuing operations
[1] Includes amortization of upfront license fees
[2] Primarily includes transaction-related costs

IGT

32